1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 8, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FURTHER ANNOUNCEMENT
IN RELATION TO
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of Aluminum Corporation of China Limited* (the "Company") dated 28 April 2015 (the "Announcement") in relation to the proposed renewed continuing connected transactions between the Company and Aluminum Corporation of China* ("Chinalco"). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company hereby supplement the principles of price determination for transactions under the Comprehensive Social and Logistics Services Agreement and the General Agreement on Mutual Provision of Production Supplies and Ancillary Services disclosed in the Announcement. The details of which are as follows:

1.	The principles of price determination for the transactions under the Comprehensive Social and Logistics Services Agreement

The prices in respect of services provided by Chinalco to the Company under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

2.	The principles of price determination for the transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The prices in respect of products and services provided by Chinalco to the Company and the prices in respect of products and services provided by the Company to Chinalco under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services will be determined with reference to the following pricing policies:

(1)	Provision of products and ancillary services to the Company by Chinalco:

(a)

Supplies: the price is determined with reference to the comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions;

(b)

Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(c)

Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

(2)	Provision of products and ancillary services to Chinalco by the Company:

(a)	Products:

(i)

Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii)

Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii)

Other products: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

(b)	Supporting services and ancillary production services:

(i)

Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

(ii)

Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii)

Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Separate operative agreements will be entered into under the Comprehensive Social and Logistics Services Agreement and the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the price of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

The Company has adopted a set of effective internal control policies to supervise the connected transaction activities of the Company. The financial department of the Company will trace, monitor and check the progress of the connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company continuously conducts strict review on the connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the connected transactions.

By order of the Board Aluminum Corporation of China Limited* Xu Bo Company Secretary

Beijing, the PRC 8 May 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary